Exhibit 99.1
Convocation Notice of the 22nd Annual Meeting of Shareholders

On February 28, 2023, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to convene the 22nd Annual Meeting of Shareholders. The details are as follows:

Meeting Description

1.
Date and Time: March 23, 2023 10 A.M. Korea Standard Time (UTC+9)
2.
Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
3.
Record Date: December 31, 2022

Agendas to be Voted on

Agenda Item No. 1 Approval of Financial Statements and Annual Dividends for fiscal year 2022
(January 1, 2022 – December 31, 2022)

Agenda Item No. 2 Approval of Amendment to Articles of Incorporation

Agenda Item No. 3 Election of Directors

(1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)

Agenda Item No. 3-1 Executive Director Candidate: Mr. Jin Ok-dong

Agenda Item No. 3-2 Non-Executive Director Candidate: Mr. Jung Sang Hyuk

Agenda Item No. 3-3 Independent Director Candidate: Mr. Kwak Su Keun

Agenda Item No. 3-4 Independent Director Candidate: Mr. Bae Hoon

Agenda Item No. 3-5 Independent Director Candidate: Mr. Sung Jae-ho

Agenda Item No. 3-6 Independent Director Candidate: Mr. Lee Yong Guk

Agenda Item No. 3-7 Independent Director Candidate: Mr. Lee Yoon-jae

Agenda Item No. 3-8 Independent Director Candidate: Mr. Jin Hyun-duk

Agenda Item No. 3-9 Independent Director Candidate: Mr. Choi Jae Boong

Agenda Item No. 4 Election of Independent Director who will serve as Audit Committee Member

Agenda Item No. 5 Election of Audit Committee Member (2 members)

Agenda Item No. 5-1 Audit Committee Member Candidate: Mr. Kwak Su Keun

Agenda Item No. 5-2 Audit Committee Member Candidate: Mr. Bae Hoon

Agenda Item No. 6 Approval of the Director Remuneration Limit

Please refer to the attached PDF file to see more details